UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              1mage Software, Inc.
                                (Name of Issuer)

                              Common Stock, $.004 par value)
                         (Title of Class of Securities)

                                   45244 M 102
                                 (CUSIP Number)

                                    S. Lee Terry, Jr.
                            Davis Graham & Stubbs LLP
                           1550 17th Street, Suite 500
                             Denver, Colorado 80202
                                 (303) 892-9400
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                    December 28, 2001
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 45244 M 102

1)    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      David R. DeYoung

2)    Check the Appropriate Box if a Member of a Group*

      (a)[ ]
      (b)[ ]

3)    SEC USE ONLY

4)    Source of Funds

      PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)    Citizenship or Place of Organization

      U.S.

Number of Shares              7)  Sole Voting Power         798,591
Beneficially Owned            8)  Shared Voting Power             0
By Each Reporting             9)  Sole Dispositive Power    798,591
Person With                  10)  Shares Dispositive Power        0

11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      798,591

12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13)   Percent of Class Represented by Amount in Row (11)

      23.1%

14)   Type of Reporting Person

      IN


                               AMENDMENT NO. 6 TO
                                SCHEDULE 13D FOR
                                DAVID R. DEYOUNG

Item 1      Security and Issuer

            (a) $.004 par value Common Stock (the "Shares") of 1mage Software, Inc., 6025 S. Quebec Street, Suite 300, Englewood, Colorado 80111

Item 2      Identity and Background

            (a)   Name:       David R. DeYoung

            (b)   Business          6025 S. Quebec Street, Suite 300
                  Address:          Englewood, Colorado 80111

            (c)   Occupation: President, Chief Executive Officer and
            Director
                                    1mage Software, Inc.
                                    6025 S. Quebec Street, Suite 300
                                    Englewood, Colorado 80111

            (d)   Criminal Proceedings:  None

            (e)   Civil Proceedings:  None

            (f)   Citizenship:  U.S.

Item 3      Source and Amount of Funds or Other Consideration

            Securities acquired December 28, 2001 represent options to purchase 25,000 Shares granted to Mr. DeYoung by the Company's Compensation Committee at an exercise price of $.616 per Share.

Item 4      Purpose of Transaction

            The options were granted to Mr. DeYoung as part of his total compensation package for his services as President and Chief Executive Officer of the Company.

            (a)   None.
            (b)   None.
            (c)   None.
            (d)   None.
            (e)   None.
            (f)   None.
            (g)   None.
            (h)   None.
            (i)   None.
            (j)   None.

Item 5      Interest in Securities of the Issuer

            (a) 798,591 Shares of Common Stock (23.1%) beneficially owned, which includes options to purchase 313,000, exercisable within 60 days of December 28, 2001. Also, pursuant to Mr. DeYoung's employment agreement, he is entitled to receive a grant, at the fair market value of the Common Stock on the date of grant, of a sufficient number of ten year options as are necessary to permit him to retain the same percentage of beneficial ownership in the Company as he held on December 16, 1996. Excludes the following held by Mr. DeYoung's spouse, Mary Anne DeYoung, as to which beneficial ownership is disclaimed by Mr. DeYoung: 68,501 Shares owned directly, 2,000 Shares held as custodian for a minor child and options to purchase 259,800 Shares exercisable within 60 days of December 28, 2001.

            (b) Number of Shares as to which there is sole power to vote - 798,591; shared power to vote - 0; sole power to dispose - 798,591; shared power to dispose - 0.

            (c) December 3, 2001: Sale of 2,000 Shares in the open market at $.65 per share.

                  December 28, 2001: Grant of options to purchase 25,000 Shares at an exercise price of $.616 per Share by the Company's Compensation Committee.

                  December 31, 2001: Sale of 2,000 Shares in the open market at $.56 per share.

            (d)   None.

            (e)   Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            See Items 4 and 5.

Item 7      Material to Be Filed as Exhibits

            Exhibit 10 - President Employment Agreement between David R. DeYoung and the Company dated November 1, 1996 filed as an Exhibit to the Company's Form 10-K for the period ended December 31, 1996 and incorporated by reference herein.


                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 25, 2002                          /s/David R. DeYoung
                                                David R. DeYoung